December 21, 2010

VIA EDGAR AND FACSIMILE

Kathleen Collins
Division of Corporation Finance
Securities and Exchange Commission
One Station Place
100 F Street, NE
Washington, D.C. 20549-4561

Re:	Lyris, Inc. (“Company”)
Request for extension of time to respond to comment letter
Form 10-K for Fiscal Year Ended June 30, 2010
Form 10-Q for Fiscal Quarter Ended September 30, 2010
File No. 333-82154

Dear Ms. Collins:

     We have received your letter, dated December 13, 2010, conveying comments of the staff of the Securities and Exchange Commission regarding the above-referenced filings. Please be advised that due to limited resources and end of year holidays, the Company is unable to respond to the comments within the requested 10 business days, and appreciate your extension of an additional 15 business days, inclusive of 2 Federal Holidays, to respond to the comment letter. We expect to provide our responses to your comments on or before January 19, 2011.

     Should the staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at 510-844-2178.

Sincerely,

/s/ Heidi L. Mackintosh

Heidi L. Mackintosh
Chief Financial Officer